Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2018

- Net Revenues up by 71.1% Year-Over-Year

- Income from Operations up by 160.3% Year-Over-Year

- Net Income Attributable to TAL up by 132.0% Year-Over-Year

- Total Student Enrollments up by 88.7% Year-Over-Year

(Beijing–July 26, 2018)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2019 ended May 31, 2018.

Highlights for the First Quarter of Fiscal Year 2019

-	Net revenues increased by 71.1% year-over-year to US$550.6 million from US$321.9 million in the same period of the prior year.
-	Income from operations increased by 160.3% year-over-year to US$75.0 million, from US$28.8 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 127.8% year-over-year to US$90.0 million, from US$39.5 million in the same period of the prior year.
-	Net income attributable to TAL increased by 132.0% year-over-year to US$66.8 million, from US$28.8 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 107.1% to US$81.8 million from US$39.5 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.12 and US$0.11, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.14. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,929.2 million as of May 31, 2018, compared to US$1,498.9 million as of February 28, 2018.
-	Total student enrollments increased by 88.7% year-over-year to approximately 1,976,960 from approximately 1,047,760 in the same period of the prior year.
-	Total physical network increased from 594 learning centers in 42 cities as of February 28, 2018 to 630 learning centers in 43 cities as of May 31, 2018.

Financial and Operating Data——First Quarter of Fiscal Year 2019

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended May 31,
	2017	2018	Pct. Change
Net revenues	321,903	550,649	71.1%
Operating income	28,805	74,989	160.3%
Non-GAAP operating income	39,490	89,955	127.8%
Net income attributable to TAL	28,789	66,800	132.0%
Non-GAAP net income attributable to TAL	39,474	81,766	107.1%
Net income per ADS attributable to TAL – basic	0.06	0.12	102.2%
Net income per ADS attributable to TAL – diluted	0.05	0.11	109.8%
Non-GAAP net income per ADS attributable to TAL – basic	0.08	0.14	80.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.07	0.14	90.2%
Total student enrollments in small class, one-on-one, and online courses	1,047,760	1,976,960	88.7%

“The first quarter’s financial and operational results reflect the steady growth of our offline and online business revenue and enrollments on a year-over-year basis,” said Mr. Rong Luo, TAL’s Chief Financial Officer. “Looking ahead, we will pursue continuous improvements in product quality and customer satisfaction and we remain committed to a healthy and sustainable overall business development.”

Financial Results for the First Quarter of Fiscal Year 2019

Net Revenues

In the first quarter of fiscal year 2019, TAL reported net revenues of US$550.6 million, representing a 71.1% increase from US$321.9 million in the first quarter of fiscal year 2018. The increase was mainly driven by an increase in total student enrollments, which increased by 88.7% to approximately 1,976,960 from approximately 1,047,760 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first quarter of fiscal year 2019, operating costs and expenses were US$480.7 million, a 63.7% increase from US$293.7 million in the first quarter of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$465.8 million, a 64.6% increase from US$283.0 million in the first quarter of fiscal year 2018.

Cost of revenues increased by 53.9% to US$261.1 million from US$169.6 million in the first quarter of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in rental costs and teacher compensation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 53.9% to US$260.9 million, from US$169.6 million in the first quarter of fiscal year 2018.

Selling and marketing expenses increased by 117.4% to US$94.5 million from US$43.5 million in the first quarter of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 119.3% to US$92.9 million, from US$42.3 million in the first quarter of fiscal year 2018. The increase of selling and marketing expenses in the first quarter of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 55.2% to US$125.2 million from US$80.6 million in the first quarter of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 57.5% to US$112.0 million, from US$71.1 million in the first quarter of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 40.1% to US$15.0 million in the first quarter of fiscal year 2019 from US$10.7 million in the same period of fiscal year 2018. The increase was mainly due to new grants of non-vested shares and options to employees by the Company in fiscal year 2019.

Gross Profit

Gross profit increased by 90.1% to US$289.6 million from US$152.3 million in the first quarter of fiscal year 2018.

Income from Operations

Income from operations increased by 160.3% to US$75.0 million from US$28.8 million in the first quarter of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 127.8% to US$90.0 million from US$39.5 million in the first quarter of fiscal year 2018.

Other Income

Other income was US$8.7 million for the first quarter of fiscal year 2019, mainly related to the fair value changes of equity securities in accordance with the update (ASU 2016-01 and ASU 2018-03) to the accounting standard (ASC321) adopted on March 1, 2018.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$9.7 million for the first quarter of fiscal year 2019, compared to US$0.7 million for the first quarter of fiscal year 2018. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$17.3 million in the first quarter of fiscal year 2019, compared to US$8.4 million in the first quarter of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 132.0% to US$66.8 million from US$28.8 million in the first quarter of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 107.1% to US$81.8 million, from US$39.5 million in the first quarter of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.12 and US$0.11, respectively, in the first quarter of fiscal year 2019. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.14.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2019 were US$28.7 million, a decrease of US$0.9 million from US$29.6 million in the first quarter of fiscal year 2018.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2018, the Company had US$924.4 million of cash and cash equivalents and US$1,004.8 million of short-term investments, compared to US$711.5 million of cash and cash equivalents and US$787.4 million of short-term investments as of February 28, 2018.

Deferred Revenue

Revenue from Contracts with Customers (“Topic 606”) became effective for the Company on March 1, 2018, and as a result, at May 31, 2018, US$90.8 million of deferred revenue was reclassified to accrued expenses and other current liabilities. Such balance represented estimated amounts of tuition collected that may be refunded in the future if students withdraw from a course for any remaining classes. The Company’s deferred revenue balance, after the reclassification, was US$1,328.5 million, compared to US$959.4 million as of May 31, 2017, representing a year-over-year increase of 38.5%. At May 31, 2018, deferred revenue balance primarily consisted of the tuition collected in advance for the summer and fall semesters of Xueersi small classes.

New accounting standards

1>	The “New Revenue Accounting Standard”

On March 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of March 1, 2018. Results for reporting periods beginning March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its consulting service related to overseas study over the expected service period and identified a provision under the new standard in relation to the incremental cost, commission fee, of obtaining a contract. The cumulative effect of initially applying the new standard of US$4.1 million was recorded as an adjustment to the opening balance of retained earnings upon adoption.

In addition, reclassification was made from deferred revenue to accrued expenses and other current liabilities for tuition collected that may be refunded to the customers in the future if students withdraw from a course for any remaining classes.

2>	The “New Financial Instruments Accounting Standard”

The Company adopted the new financial instruments accounting standard (ASC321) on March 1, 2018. Upon adoption, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Company recorded the cumulative effect of the adjustment of US$4.2 million to the opening balance of retained earnings. For other equity securities without readily determinable fair value, the Company elected measurement alternative and applied the prospective transition approach. Under the new standard, gain from fair value changes to the equity securities of US$10.8 million was recorded in other income during the first quarter of fiscal year 2019.

Business Outlook

Based on our current estimates, total net revenues for the second quarter of fiscal year 2019 are expected to be between US$647.2 million and US$660.8 million, representing an increase of 42% to 45% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against US dollar, the projected revenue growth rate is expected to be in the range of 40 % to 43% for the second quarter of fiscal year 2019.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2019 ended May 31, 2018 at 8:00 a.m. Eastern Time on July 26, 2018 (8:00 p.m. Beijing time on July 26, 2018).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	8470159

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, August 3, 2018 (9:59 p.m. Beijing time, August 3, 2018).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	8470159

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2019, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 630 physical learning centers as of May 31, 2018, located in 43 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong, Foshan, Zhenjiang, Shaoxing, Yangzhou, Yantai, Wenzhou, Zhongshan, Zibo and Huizhou. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28, 2018	As of May 31, 2018
ASSETS

Current assets
Cash and cash equivalents	$711,519	$924,376
Restricted cash-current	6,267	2,395
Short-term investments	787,391	1,004,780
Inventory	5,272	4,507
Amounts due from related parties-current	3,229	6,717
Income tax receivables	15,093	21,971
Prepaid expenses and other current assets	133,235	259,317
Total current assets	1,662,006	2,224,063
Restricted cash-non-current	9,911	11,069
Property and equipment, net	247,266	262,465
Deferred tax assets-non-current	17,361	15,619
Rental deposits	47,333	51,157
Intangible assets, net	43,505	61,436
Goodwill	291,382	289,449
Long-term investments	597,606	776,003
Long-term prepayments and other non-current assets	138,190	119,866
Total assets	$3,054,560	$3,811,127

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 51,809 and 57,230 as of February 28, 2018, and May 31, 2018, respectively)	$57,605	$64,014
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 772,642 and 1,240,044 as of February 28, 2018, and May 31, 2018, respectively)	824,276	1,320,423
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 2,875 and 7,145 as of February 28, 2018, and May 31, 2018, respectively)	8,746	13,015
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 158,849 and 255,549 as of February 28, 2018, and May 31, 2018, respectively)	229,122	316,657
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 12,106 and 19,007 as of February 28, 2018, and May 31, 2018, respectively)	13,638	25,540
Total current liabilities	1,133,387	1,739,649
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 17,980 and 8,033 as of February 28, 2018, and May 31, 2018, respectively)	17,980	8,033
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and May 31, 2018, respectively)	271	226
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 19,867 and 7,310 as of February 28, 2018, and May 31, 2018, respectively)	20,039	7,359
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and May 31, 2018, respectively)	11,075	10,375
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 4,660 and nil as of February 28, 2018, and May 31, 2018, respectively)	6,344	1,683
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and May 31, 2018, respectively)	225,000	225,000
Total liabilities	1,414,096	1,992,325

TAL Education Group Shareholders’ Equity
Class A common shares	118	119
Class B common shares	71	71
Additional paid-in capital	884,717	900,801
Statutory reserve	38,315	38,315
Retained earnings	565,202	640,253
Accumulated other comprehensive income	132,325	219,247
Total TAL Education Group’s equity	1,620,748	1,798,806
Noncontrolling interest	19,716	19,996
Total equity	1,640,464	1,818,802
Total liabilities and equity	$3,054,560	$3,811,127

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2017	2018
Net revenues	$321,903	$550,649
Cost of revenues (note 1)	169,604	261,082
Gross profit	152,299	289,567
Operating expenses (note 1)
Selling and marketing	43,462	94,507
General and administrative	80,631	125,151
Total operating expenses	124,093	219,658
Government subsidies	599	5,080
Income from operations	28,805	74,989
Interest income	7,701	16,563
Interest expense	(5,225)	(3,865)
Other income	6,788	8,686
Impairment loss on long-term investments	(700)	(9,713)
Income before provision for income tax and loss from equity method investments	37,369	86,660
Provision for income tax	(8,395)	(17,332)
Loss from equity method investments	(1,283)	(3,057)
Net income	27,691	66,271
Add: Net loss attributable to noncontrolling interest	1,098	529
Total net income attributable to TAL Education Group	$28,789	$66,800
Net income per common share
Basic	$0.17	$0.35
Diluted	0.16	0.33
Net income per ADS (note 2)
Basic	$0.06	$0.12
Diluted	0.05	0.11
Weighted average shares used in calculating net income per common share
Basic	164,734,334	189,017,417
Diluted	191,868,574	200,427,699

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2017	2018
Cost of revenues	$33	$163
Selling and marketing	1,118	1,626
General and administrative	9,534	13,177
Total	$10,685	$14,966

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive Income

(In thousands)

	For the Three Months Ended May 31,
	2017	2018
Net income	$27,691	$66,271
Other comprehensive income, net of tax	7,294	86,709
Comprehensive income	34,985	152,980
Add: Comprehensive loss attributable to noncontrolling interest	1,098	742
Comprehensive income attributable to TAL Education Group	$36,083	$153,722

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except share, ADS per share and per ADS data)

	For the Three Months Ended May 31,
	2017	2018

Cost of revenues	$169,604	$261,082
Share-based compensation expense in cost of revenues	33	163
Non-GAAP cost of revenues	169,571	260,919

Selling and marketing expenses	43,462	94,507
Share-based compensation expense in selling and marketing expenses	1,118	1,626
Non-GAAP selling and marketing expenses	42,344	92,881
General and administrative expenses	80,631	125,151
Share-based compensation expense in general and administrative expenses	9,534	13,177
Non-GAAP general and administrative expenses	71,097	111,974

Operating costs and expenses	293,697	480,740
Share-based compensation expense in operating costs and expenses	10,685	14,966
Non-GAAP operating costs and expenses	283,012	465,774

Income from operations	28,805	74,989
Share-based compensation expenses	10,685	14,966
Non-GAAP income from operations	39,490	89,955

Net income attributable to TAL Education Group	28,789	66,800
Share-based compensation expenses	10,685	14,966
Non-GAAP net income attributable to TAL Education Group	$39,474	$81,766
Net income per ADS
Basic	$0.06	$0.12
Diluted	0.05	0.11
Non-GAAP net income per ADS (note 3)
Basic	$0.08	$0.14
Diluted	0.07	0.14

ADSs used in calculating net income per ADS
Basic	494,203,002	567,052,251
Diluted	575,605,722	601,283,097

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.